UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cytek Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23285D109

(CUSIP Number)

August 3, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 23285D109

1.	NAMES OF REPORTING PERSONS.
BC dcyto Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	5,684,615

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	5,684,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
5,684,615

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.23% (1)

12.	TYPE OF REPORTING PERSON

CO

(1)	Calculated based on 134,313,135 shares of Common Stock of the Issuer outstanding as of May 5, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2022.

CUSIP NO. 23285D109

1.	NAMES OF REPORTING PERSONS.
3E Bioventures Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	5,684,615

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	5,684,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
5,684,615(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.23%(2)

12.	TYPE OF REPORTING PERSON

PN

(1)	Consists of 5,684,615 shares of Common Stock of the Issuer held by BC dcyto Limited, of which 3E Bioventures Capital, L.P. is the majority shareholder. As such, 3E Bioventures Capital, L.P. has voting and dispositive power over the 5,684,615 shares of Common Stock held by BC dcyto Limited and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 134,313,135 shares of Common Stock of the Issuer outstanding as of May 5, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2022.

CUSIP NO. 23285D109

1.	NAMES OF REPORTING PERSONS.
3E Bioventures GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER	5,684,615

	7.	SOLE DISPOSITIVE POWER

	8.	SHARED DISPOSITIVE POWER	5,684,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
5,684,615 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.23%(2)

12.	TYPE OF REPORTING PERSON

PN

(1)

Consists of 5,684,615 shares of Common Stock of the Issuer held by BC dcyto Limited, of which 3E Bioventures Capital, L.P. is the majority shareholder. 3E Bioventures GP, L.P. is the general partner of 3E Bioventures Capital, L.P. As such, 3E Bioventures GP, L.P. has voting and dispositive power over the 5,684,615 shares of Common Stock held by BC dcyto Limited and may be deemed the beneficial owner of such shares.

(2)	Calculated based on 134,313,135 shares of Common Stock of the Issuer outstanding as of May 5, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2022.

CUSIP NO. 23285D109

1.	NAMES OF REPORTING PERSONS.
3E Bioventures GP GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER	5,684,615

	7.	SOLE DISPOSITIVE POWER

	8.	SHARED DISPOSITIVE POWER	5,684,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
5,684,615 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.23% (2)

12.	TYPE OF REPORTING PERSON

OO

(1)	Consists of 5,684,615 shares of Common Stock of the Issuer held by BC dcyto Limited, of which 3E Bioventures Capital, L.P. is the majority shareholder. 3E Bioventures GP, L.P. is the general partner of 3E Bioventures Capital, L.P, and 3E Bioventures GP GP, LLC is the general partner of 3E Bioventures GP, L.P. As such, 3E Bioventures GP GP, LLC has voting and dispositive power over the 5,684,615 shares of Common Stock held by BC dcyto Limited and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 134,313,135 shares of Common Stock of the Issuer outstanding as of May 5, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2022.

CUSIP NO.: 23285D109

1.	NAMES OF REPORTING PERSONS.
Qianye Karen Liu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	5,684,615

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	5,684,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
5,684,615 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.23% (2)

12.	TYPE OF REPORTING PERSON

IN

(1)	Consists of 5,684,615 shares of Common Stock of the Issuer held by BC dcyto Limited, of which 3E Bioventures Capital, L.P. is the majority shareholder. 3E Bioventures GP, L.P. is the general partner of 3E Bioventures Capital, L.P, and 3E Bioventures GP GP, LLC is the general partner of 3E Bioventures GP, L.P. Qianye Karen Liu is the director of 3E Bioventures GP GP, LLC. As such, Qianye Karen Liu has voting and dispositive power over the 5,684,615 shares of Common Stock held by BC dcyto Limited and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 134,313,135 shares of Common Stock of the Issuer outstanding as of May 5, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2022.

Item 1(a).	Name of Issuer.

Cytek Biosciences, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

47215 Lakeview Blvd

Fremont, California 94538

Item 2(a).	Name of Person Filing.

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) 3E Bioventures Capital, L.P.; (ii) 3E Bioventures GP, L.P.; (iii) 3E Bioventures GP GP, LLC; (iv) BC dcyto Limited; and (v) Qianye Karen Liu (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2022, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

The principal business address of the Reporting Persons is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

Item 2(c).	Citizenship.

See Items 4 of the cover pages for each Reporting Person.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

23285D109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover pages for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ☒ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 3, 2022

3E Bioventures Capital, L.P.

/s/ Qianye Karen Liu
Name: Qianye Karen Liu
Title: Partner

3E Bioventures GP, L.P.

/s/ Qianye Karen Liu
Name: Qianye Karen Liu
Title: Partner

3E Bioventures GP GP, LLC

/s/ Qianye Karen Liu
Name: Qianye Karen Liu
Title: Director

BC dcyto Limited

/s/ Qianye Karen Liu
Name: Qianye Karen Liu
Title: Director

/s/ Qianye Karen Liu